Credit Suisse Institutional Fund Inc. - Capital Appreciation Portfolio


Obtaining control of Credit Suisse Institutional Fund Inc. - Capital Appreciation Portfolio:

As of October 31, 2003, Fidelity Investment Institutional Operations As Agent For Certain Employee Benefit Plans ("Shareholder") owned 52,844.759 shares of the Fund, which represented less than 25% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 599,127.994 shares of the Fund, which represented approximately 60.25% of the outstanding shares of the Fund. Shareholder acquired 435,515.051 shares on January 13, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.

Ceasing control of Credit Suisse Institutional Fund Inc. - Capital Appreciation Portfolio:

As of October 31, 2003, Trustlynx & Co ("Shareholder") owned 647,469.611 shares of the Fund, which represented approximately 58.92% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder redeemed 154,843.141 shares on March 31, 2004 (the "Transaction"). It appears that the Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.